Exhibit 13.12

Advertisement: Monogram This Is Monogram 15 sec VISIT_BB
Duration: 15 Seconds

CTA: thebonebot.com

Tagline: “Visit”

Narrator: “This is Monogram. We are an Austin, Texas-based* medical technology company transforming the orthopedic market by combining state-of-the-art surgical robotics with patient optimized implant design. Monogram is the future of orthopaedics. Visit thebonebot.com.

* Testing the waters disclaimer